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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 4)*

                       AMLI Residential Properties Trust
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                                (Name of Issuer)


         Common Shares of Beneficial Interest, $.01 par value per share
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                         (Title of Class of Securities)


                                  001735 10 9
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                                 (CUSIP Number)

                                      UICI
                        9151 Grapevine Highway, 4th Floor
                         North Richland Hills, TX 76180
                                 (817) 255-5419
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 001735 10 9                                       PAGE  2  of  8 PAGES
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       UICI
       75-2044750
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

       WC,00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    828,900
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    828,900
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       828,900
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.88%
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14   TYPE OF REPORTING PERSON (See Instructions)
       CO
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CUSIP NO. 001735 10 9                                       PAGE  4  of  8 PAGES
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Ronald L. Jensen
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

       PF,00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,031.9631
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    828,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,031.9631
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    828,900
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,031.9631
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.014%
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14   TYPE OF REPORTING PERSON (See Instructions)

       IN
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CUSIP NO. 001735 10 9                                       PAGE  6  of  8 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Gregory T. Mutz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

       PF,00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    256,506
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    977,478
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    256,506
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    977,478
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       400,545
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.87%
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14   TYPE OF REPORTING PERSON (See Instructions)

       IN
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ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           On November 6, 2003 and November 12, 2003, affiliates of UICI, a Delaware corporation ("UICI"), completed the disposition of an aggregate of 1,722,086 common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of AMLI Residential Properties Trust (the "Trust"). As a result of this disposition, UICI beneficially owns 828,900 Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, which is less than five percent of the Trust's outstanding Common Shares. Therefore, this is the final Schedule 13D filing of UICI with respect to the Common Shares of the Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A    Agreement relating to filing joint Schedule 13D (incorporated by reference to Exhibit B to Amendment No. 3 to this Schedule 13D filed March 14, 2000)

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This statement may be executed in multiple counterparts, each of which shall constitute an original.


November 14 ,2003
-----------------
      Date

                             UICI

                             By: /s/ Glenn W. Reed
                                 --------------------------------------------
                             Name:  Glenn W. Reed
                             Title: Executive Vice President and General Counsel


                             /s/ Ronald L. Jensen
                             ---------------------------------------------------
                             RONALD L. JENSEN


                             /s/ Gregory T. Mutz
                             ---------------------------------------------------
                             GREGORY T. MUTZ